EXHIBIT E:
RAISE PRESENTATION AND ISSUER WEBSITE

FUNDOPOLIS


bee
Mortgage

Bee Mortgage App, Inc.

Equity for everyone

tap that app, get a mortgage

Jacksonville, FL

$0 *of $500,000 Goal*

0 Funders

0 Days left

Invest

Community Impact

- Community Building
- Women Owned

Pitch

Mobile startup disrupting the traditional direct lending model by making it easier and more affordable to get a mortgage entirely on your phone.

99% of Millennials search online for home loan info but don't have a complete mobile mortgage option.

Team experienced in mortgage lending, blockchain technology, and mobile applications development.

Only consumer mobile app engineered to manage the entire loan origination process from start to finish with 100% mobile interface.

A new customer experience: Mobile mortgage marketplace specifically designed for people who want to avoid dealing with the bank and want to do everything on their phone.

Patent pending automation framework with decentralized data validation protocols provide 24/7 home loan access even after hours.

Conceived on the front lines by mortgage pros, not a silicone valley start-up trying to bandage the mortgage industry with more disjointed and useless tech.

Holistic focus on creating the ideal mobile mortgage experience from the ground up.

Building the first piece of a long term platform that will originate, settle, and service a mortgage entirely on the blockchain.

Powered by a virtual loan officer who validates data via smart contracts.

Key Facts
Only mobile mortgage app for consumers built on blockchain.
Virtual loan officer validating data via smart contracts.
Up to 3X loan production capacity.
Team experienced in mobile app development, mortgage lending and blockchain ecosystems.
Patent pending technology.

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Opportunity

Normal B I U S Raw Div

Due to the rising cost of buying a home, homeownership is a fading dream for many families.

> *Mission: Making homeownership affordable by combining our experience in mobile app development, mortgage lending, and blockchain automation.*


Team experienced in


Team experienced in
Mobile App Development
Mortgage Lending
Blockchain Ecosystems
bee

Exclusive Bee team experience.

The Problem

Current mortgage lending platforms are:

- **Not optimized for a *complete*, start-to-finish mobile mortgage experience.**

This is why you can't do *everything* on your phone such as get a rate quote or lock your rate, and have to interact with the loan officer, processor, and others during the process.

- **Designed for humans to manage the behind-the-scenes data management tasks.**

Due to the risk nature of mortgage lending, banks ***do not trust a computer program to do a human's job***.
This is why you work around banking hours and can't get a pre-approval letter or rate quote/rate lock until the bank opens and an actual loan officer processes the request.

Despite all the effort to share loan file information and cross check data, there are still file defects, data errors, cures, and buybacks. Why? Because despite their efforts, humans make mistakes.

> Human error is the #1 cause of risk within mortgage lending.

The Solution: Bee Mortgage App

Blockchain: A ***decentralized data validation protocol can be trusted***.
Encrypted data processed within a smart contract is based on the reliability of mathematics and algorithms validating the same data 3 - 4 people at the bank would normally review. This data, such as credit scores and vendor sourced W2 income and assets must be accepted on an *as-is* basis by the lender and cannot be changed.

Leadership: Built by experienced mortgage pros, Bee Mortgage App is the first home lending platform that targets all lender *and* consumer pain points co-founders Curtis Wood, NMLS 1308125, and Munir Valiani, NMLS 939488, personally identified working on the front lines.


bee
Welcome back Jessica!
Purchase
Refinance

Whoever owns the mobile purchase market owns the future of lending.

bee Founder & CEO Curtis Wood



A New Experience: Taking a holistic engineering approach in creating a mobile mortgage marketplace, Bee Mortgage App is being built from the ground up on two core principles: *complete mobile accessibility for the consumer* and *blockchain data automation* for the behind-the-scenes tasks.

***Exclusively* Mobile**: Assimilating for mobile the primary customer process that works *really* well - the natural conversation between a loan officer and a borrower - combined with a *mobile-only* engineering focus, Bee aims to do more than merely capturing 1003 data.

It will provide a personalized mobile interface that feels natural, like a normal conversation, while solving common complaints in the process: mobile accessibility and document harassment via fulfillment.

Automation: Bee is the first mortgage app powered by a *virtual loan officer* whose decision making/data validation protocol executes via smart contract, not completely reliant on humans. This will allow you to get a mortgage anytime, anywhere, even after hours, without ever needing to speak with anyone at the bank.

In other words, a *true* mobile mortgage experience.



Patent Pending Automation
Vendor Sourced
Credit
Income
Assets
>620 FICO ✓
<50% DTI ✓
<97% LTV ✓
30 Year Fixed Rate Mortgage
Smart Contract
You're ready to close!
Underwriter
Final Review
bee

People & Profits: By transferring select, data driven tasks to loan product specific smart contracts, Bee Mortgage App is able to increase production capacity up to 3x while maintaining cost thereby making a mortgage more affordable.

Future: This transfer of data sourced human processes to the blockchain is the first step in an overall decentralized data architecture that will begin and end a loan life cycle entirely on the blockchain, tokenizing an MBS for hand-off to the secondary market.

Go-To-Market: A first of its kind home pricing engine, Bee's first release will be in 2020. This free consumer service will provide a fast path to revenue and establish market position laying the foundation for additional offerings and services.



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meet bee
meet bee

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Our Terms

Equity | **$100** Minimum Investment

Every $100 purchases the equivalent of .001818% equity at the maximum Raise target.

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Form C Filing)

$10.00
Price per share/Unit

50,000
Shares Offered

0.9901%
Min % of Company

9.09%
Max % of Company

Perk calculator

Please select potential investment amount to reveal available perks

$100

Beginner Bee Investor!
1. Bee tee

Invest $100

Benefits & Perks

$100	**Beginner Bee Investor!** 1. **Bee tee** Smokin' hot Bee t-shirt!
$500	**The Shwag Pack** 1. **Bee tee** Smokin' hot Bee t-shirt! 2. **Branded Pop-Socket** A pop-socket! For you! With our logo on it! What is it? I'm not sure. But you get one! Good job! Read less
$1,000	**Launch Party Package** 1. **Bee tee** Smokin' hot Bee t-shirt! 2. **Branded Pop-Socket** A pop-socket! For you! With our logo on it! What is it? I'm not sure. But you get one! Good job! Read less 3. **Invitation to Launch Party!** Receive an invitation to join ... Read more
$5,000	**Releases Rockstar** 1. **Standing invitation to Quarterly Release Announcements** Want to keep your finger on the pulse of your investment? This perk will put you on the shortlist for quarterly releases, allowing you to be first to see exciting new Bee Mortgage App features before release. Listen and watch as the Bee Product Team presents our new innovations and updates everyone on new things headed to the world. Read less 2. **Bee tee** Smokin' hot Bee t-shirt! 3. **Branded Pop-Socket** A pop-socket! For you! With our logo on it! What is it? I'm not sure. But you get one! Good job! Read less 4. **Invitation to Launch Party!** Receive an invitation to join the Bee Mortgage App team in celebrating the official release of our glorious application. You'll be guaranteed a spot at a party that people the world over will be saying "I can't believe they pulled it off". Come eat with, and awkwardly greet, the Bee team at the party of the century. Read less
$10,000 Only 10 Packages Offered	**First Look** 1. **Standing invitation to Quarterly Release Announcements** Want to keep your finger on the pulse of your investment? This perk will put you on the shortlist for quarterly releases, allowing you to be first to see exciting new Bee Mortgage App features before release. Listen and watch as the Bee Product Team presents our new innovations and updates everyone on new things headed to the world. Read less 2. **Standing Invitation to Development Sprint Demos** Have the chance to view progress on the app as close to the metal as you can possibly get. Invest your way into interacting directly with the development teams at the end of every development sprint (depending on team every 2-4 weeks). Get first look at newly developed features, or keep an eye on any enhancements that you want to keep track of. Product and Development representatives will frequently update executive management and investors on the progress on everything, and react to feedback in real-time. Read less 3. **Bee tee** Smokin' hot Bee t-shirt!

4. **Branded Pop-Socket** A pop-socket! For you! With our logo on it! What is it? I'm not sure. But you get one! Good job!

Read less

5. **Invitation to Launch Party!** Receive an invitation to join the Bee Mortgage App team in celebrating the official release of our glorious application. You'll be guaranteed a spot at a party that people the world over will be saying "I can't believe they pulled it off". Come eat with, and awkwardly greet, the Bee team at the party of the century.

Read less

$50,000

Only 2 Packages Offered

The Complete Bee App VIP

1. **Standing invitation to Quarterly Release Announcements** Want to keep your finger on the pulse of your investment? This perk will put you on the shortlist for quarterly releases, allowing you to be first to see exciting new Bee Mortgage App features before release. Listen and watch as the Bee Product Team presents our new innovations and updates everyone on new things headed to the world.

Read less

2. **Standing Invitation to Development Sprint Demos** Have the chance to view progress on the app as close to the metal as you can possibly get. Invest your way into interacting directly with the development teams at the end of every development sprint (depending on team every 2-4 weeks). Get first look at newly developed features, or keep an eye on any enhancements that you want to keep track of. Product and Development representatives will frequently update executive management and investors on the progress on everything, and react to feedback in real-time.

Read less

3. **VIP pass to Launch Party!** We will fly you out, and put you up, for the best launch party ever conceived in the history of man. Becoming best friends is optional, though heavily encouraged, but you will never regret attending what is destined to be the most scrap-bookable event of the century.

Read less

4. **Bee tee** Smokin' hot Bee t-shirt!
5. **Branded Pop-Socket** A pop-socket! For you! With our logo on it! What is it? I'm not sure. But you get one! Good job!

Read less

6. **Invitation to Launch Party!** Receive an invitation to join the Bee Mortgage App team in celebrating the official release of our glorious application. You'll be guaranteed a spot at a party that people the world over will be saying "I can't believe they pulled it off". Come eat with, and awkwardly greet, the Bee team at the party of the century.

Read less

View less perks

Our Team



Curtis Wood CO-FOUNDER

CEO

As lead designer/developer and licensed mortgage loan originator with experience in mobile applications development and blockchain ecosystems, Curtis is passionate about creating a mobile mortgage app that helps average families own a home



Cynthia Wood CO-FOUNDER

COO

A developer, blockchain expert and influencer, Cynthia leads the executive team, oversees business operations, and ensures effective operational and financial procedures. Most importantly, she provides sound guidance for Curtis.



Kristin Scheurer CO-FOUNDER

CMO

The dynamic tip of the Bee team mission is Kristin. Responsible for overseeing all promotional initiatives, Kristin is dedicated to ensuring Bee reaches every family who dreams of homeownership.



Holly Davis CO-FOUNDER

CTO



With over 20 years of enterprise level project management experience, Holly has leads all aspects of technology development and roll-out; and works closely with executive leadership to use all technological resources to realize Bee's core mission.



Matt Offers CO-FOUNDER

VP OF PRODUCTS

With prior blockchain mortgage experience, Matt leads product development with well defined engineering design specifications, creative vision, and direct design management of the creation of Bee's mobile mortgage assets.



Munir Valiani CO-FOUNDER

CFO/VP OF ORIGINATION

A developer and licensed mortgage loan originator, Munir works closely with Curtis and Cynthia while managing financial activities. He also provides compliance oversight for origination application development. University of Florida, BS, Finance



Suzanne Bearry CO-FOUNDER

EVP CHANNEL PARTNERSHIPS

With experience in fintech startups and exits - and connected to seemingly everyone - Suzanne coordinates channel activities including strategic partnerships and marketplace monitoring in support of Bee's core mission.



David Braun CO-FOUNDER

GENERAL COUNSEL

As a certified blockchain expert David is uniquely qualified to provide legal guidance as it relates to Bee's core origination blockchain initiatives within the current regulatory framework while remaining QM compliant. Stetson University, JD.



Dwight Skyers CO-FOUNDER

DIRECTOR OF AGENT PARTNERSHIPS

Born in Jamaica and raised in Queens, NY, "Dewey" served our country with distinction for 28 years in the Navy, retiring as Chief Petty Officer. As a Realtor he leads broker outreach and advisory to realtor portal application development for Bee.



Carlton Robinson BOARD MEMBER

DIRECTOR

Vice President of the JAX Chamber, director and executive advisor.

Our Milestones

Show All

2019

- Mar: Research and Business Discovery Establishing partnerships with technology providers to support Bee's core mission;
- Apr: UI/UX Design Creation Created look and feel of app, process flows, proof of concept, formed basis of UI/UX strategy.
- May: Design Specifications Formalization of processes for Bee's enterprise architecture structure.
- Nov: Stock Offering/Capital Raise 1: Pre-seed. $5.5M Post Money Valuation Injection of liquidity allowing the company to

2020

- Jan: Mortgage App iOS/Android UI/UX Design Creation
- Mar: MVP Android Development Completed
- Mar:



MVP Android Beta

MVP Android Beta

- Apr: Blockchain Side-chain Specifications Design for how the mortgage app will interact with the blockchain application.
- Apr:



MVP Android Release

MVP Android Release

1st 1st 1st 18th 1st 1st 2nd 1st 2nd

Media


GOKHSHTEIN
WOMEN
OF CRYPTO



"We know a rising star when we see one. It takes a serious amount of talent and determination to make it in the fintech industry, even more so in a bear market."

– Gokhshtein Magazine

FAQ

Q: How is this any different from Rocket Mortgage?

A: As with most "mobile" mortgage apps, you can't complete the entire mortgage process on their app and still have to interact with the loan officer, processor and others. Most "mobile" mortgage apps only provide a platform to submit a loan application then the process goes back to the old way of having to deal with people at the bank. Bee Mortgage App is being built from the ground up so that the consumer interfaces with the app only throughout the entire process, so you'll never have to speak with anyone and can have a true mobile mortgage experience.

Q: Can't Wells Fargo just come out with an app and put you out of business?

A: They could but it's not likely to happen. Incumbents copying a new market entrant's technology would prevent all marketplace disruption from occurring. Books-A-Million and others started selling books online after Amazon started but still couldn't stop the natural change online shopping brought. Just as Robinhood was able to create a mobile brokerage marketplace that was eventually copied, we're aiming to create a boutique mobile mortgage marketplace, acquire consumers looking for a true mobile mortgage experience, and grow from there. We believe eventually getting a mortgage will be so easy to do on your phone you wouldn't want to get it any other way. Currently, Wells Fargo and even Rocket Mortgage do not have brands synonymous with mobile mortgages leaving an opening for us to create a niche brand capturing this unrealized market.

Q: But won't people want to talk to their loan officer?

A: We're not after those people just as Carvanan and Robinhood app aren't after the person who wants to test drive the car before buying, or the investor who wants a personal relationship with their broker. If you want to deal directly with the bank and loan officer we're not for you. We're after the small but growing segment who wants to do everything on their phone.

Q: What if your customers want to speak with their loan officer?

A: Then they can call him or her. The loan officer's contact info will be given to the borrower on day 1.

Q: Is anybody else doing this with blockchain?

A: No. We've completed extensive patent and industry research and cannot find anyone who is using smart contracts for automating these mortgage origination processes like we are. There are post-close and mortgage tokenization companies but no one who is automating the front end loan origination processes on smart contracts or offering consumers a complete mobile mortgage experience.

Q: Why do you need to build it on blockchain?

A: Blockchain automates data driven human tasks. If we don't have a virtual loan officer validating the data our origination processes wouldn't be any different than other lenders. We'd possibly have enough of an advantage just offering a complete mobile experience but they'd still be working around banking hours and requiring humans to clear milestones and move files along the production line. In other words, no automation, the same way lenders do it now. This new automation architecture is a complete rebuild from the ground up that will allow the consumer to go through a majority of the loan origination process anytime, anywhere all from their phone without any back end human capital expense.

Q: What other apps have done similar things and disrupted their space?

A: The two most popular ones that disrupted a well extablish space were Robinhood, the complete mobile brokerage, and Carvana, the complete mobile car buying app. Scott Trade and eTrade, along with many other brokers, had mobile apps, but there was a reason consumers embraced Robinhood: its low cost (zero trading fees) and simplicity. Carvana was sure to get objections about people buying a car without test driving it first, but they're successful. They are growing

to get objections about people buying a car without test driving it first, but they're successful. They are growing primarily because they have taken an otherwise unpleasant experience (dealing with a car dealership and pushy salesman) and streamlined it into one easy to use mobile shopping experience. Both of these consumer profiles are the exact type of buyer who will try Bee Mortgage App.

Q: How will your loans be underwritten?

A: The same way each lender underwrites them now: through Fannie Mae's DU or Freddie Mac's LP automated underwriting system which are plugins to the loan origination software we and all lenders use. After a successful DU/LP Approve/Eligible score, the file is reviewed by an actual underwriting who issues clear to close. There is no blockchain automation for underwriting a home loan. Our loans will be insurable at time of funding to ensure adequate liquidity.

Q: When will the company see revenue?

A: We release our MVP in Q1 2020 which will generate revenue from the aggregated consumer data. When marketed to buyers, each record will be sold to real estate agents and lenders for about $50 a piece. Our CAC is roughly $32.

Q: How/When will you be profitable?

A: We're forecasting the company will be profitable in 2021/2022 once we're lender live. Our 3X production capacity makes us immediately margin profitable compared with other lenders.

Q: Is licensing the app out an option?

A: Yes.

Q: What exits is the company entertaining?

A: All exits that provide a return to shareholder value.

Q: Will you always work remotely?

A: No, we plan on securing office space in Jacksonville, Florida in Q4 2020 before we go lender live.

Q: What does the big picture look like in the future?

A: We want to go public. In fact, we want to be the first blockchain STO company to have a public offering entirely on the blockchain—if that is the best mechanism for delivering shareholder value. We not only want to lower the cost of owning a home for the average family but want to share in the spoils with everyone. We believe the mobile device processing and download speed, and storage capacity, will make getting a mortgage so easy to do you can get one entirely on your phone. Positioning Bee Mortgage App ahead of that marketplace assumption is our strategic purpose.

Q: What type of token does your ecosystem require?

A: A utility token run on Stellar's main network.

Q: Will your token be offered for sale to the public?

A: We have no plans on doing that at this time.

bee mortgage app

For home buyers, by mortgage pros.



meet bee
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Homeownership is a fading dream for many families.

To make it affordable, the bee team is combining their experience in:



+
+
=
bee

Mobile App Development | Mortgage Lending | Blockchain Technology

"Bee is tackling lending's most pressing customer pain points head on by automating key origination processes on the blockchain."

National Mortgage News + digital mortgage 2019

Simple

Bee's process mirrors the natural conversation between a loan officer and borrower creating a personalized mortgage experience so easy a first time buyer can understand it.

Advanced

Patent pending data architecture executes human loan origination tasks in a decentralized network increasing loan production capacity up to 70%.

Freedom

Built from the ground up based on two principles: total mobile mortgage freedom and blockchain automation giving you the ability to get a mortgage anytime, anywhere.



Are you working with a real estate agent?
YES
NO
Are you looking for a single family home?
YES
NO
Will it be your primary residence?
YES
NO

the Problem

Banks don't trust a computer to do a human's job

Banks don't trust a computer to do a human's job.

This is why the mortgage process hasn't changed that much over the past 20 years.

Current lending technology is:

Not built to support a complete, start-to-finish mobile mortgage.

This is why you can't do everything on your phone and have to interact with the loan officer, processor, and others during the process.

Designed for humans to manage the behind-the-scenes tasks.

This is why you work around banking hours and can't get pre-approved until an actual loan officer processes your request.



In spite of popular "mobile" mortgage POS platforms, the customer experience hasn't changed.

Customers *still* complain about the same things they did before banks started using them.

This is evidence the industry has yet to be disrupted.

1 The process takes too long.

"If underwriting has approved me, why can't we go ahead and close?"

Customer

"If I don't need an appraisal, what are we waiting on? Why can't we close already?"

Customer

bee SOLUTION

CONVENIENCE

An easier way to stay up to date than dealing with the bank.

SPEED

Complete mobile interface means more man power to close your loan faster.


BEE MORTGAGE
Wed 9:30 AM
The appraisal came in at $350,000 and everything looks good. Open msg to view appraisal.
BEE MORTGAGE
Tues 1:00 PM
Title has been cleared and your file has been final approved by underwriting.
BEE MORTGAGE
now
4 days until closing. You'll receive your final loan documents tomorrow.

2 Document harassment.

"I just got another Loan Estimate with different numbers than we discussed. What's going on?"

Customer

bee SOLUTION

PRIORITY

Only get alerted to docs that require your attention.


9:41
Tuesday, October 29
BEE MORTGAGE
now
IMPORTANT DOC TO REVIEW: Your Final Closing Disclosure is ready to review. Please check it out ASAP. Any delay could cause you to miss your closing date.

PASSION

Spend less time reviewing pointless mortgage docs and more time hitting the high notes.

3 Mortgage documents are confusing.

Customer

"As a **judge** I've overseen complex financial litigation cases before but these loan documents don't make any sense to me."

This was actually told to our Founder & CEO Curtis. The judge followed up by saying, "**The only thing I care about is my rate, payment and closing costs. Where's that doc?**" Aside from a bad mortgage experience, rate, payment and closing cost is just about what everyone cares about too.

By managing the disclosed documents **better with mobile**, Bee is able to keep you focused on what matters most: the bottom line.

bee SOLUTION

CLARITY

Quick finger tap access to the docs that matter most.


9:41
status
Step 1: Credit Approval
Step 2: Property Approval
Step 3: Final Review
Action
Completed
Final underwriting review/ Clear to close issued.
8/14/19
Initial Closing Disclosure issued
8/14/19
Final Closing Disclosure
8/15/19

CONFIDENCE

Know exactly what's needed.


issued
You close August 17th and need to bring $85,318 to closing. This includes your down payment & closing costs.

4 I don't know what's going on with my loan.

Customer "I can't get in touch with anybody. No one will call me back."

Easy as texting, Bee's **direct messaging feature** keeps you in the loop. Archiving directly into the LOS, Bee saves valuable time compared to ctrl+c/ctrl+v emailed notes into the conversation log.

bee SOLUTION


9:41
contacts
My Real Estate Agent
My Loan Officer
My Loan Processor
Helena DeMato
Helena@bma.com
904.555.5555
export to CSV
Title/Closing Agent
My Loan
Messages
Status
FAQs
Contacts

DIRECT MESSAGE
The easiest way to talk.

KNOWLEDGE
24/7 status updates.

ACCESS
No more searching for contact info.

5 There's no complete mobile mortgage.

Customer "Why can't I do all this on my phone?"

bee SOLUTION


9:41
bee
Mortgage

by the numbers


1
2 years strappin'
3 crashed
15 anti portfolios joined
10+ years real estate agent experience
3 years in blockchain
25 years in IT
2 pets head falling off
35+ years military service
11 years mortgage lending experience
12 iterations
30 of ramen eaten per week
bee veterans

Media



digital mortgage
September 23-24, 2019
Las Vegas, NV

Bee is tackling mortgage lending's most pressing customer pain points head on by automating key origination processes on the blockchain.

National Mortgage News



GOKHSHTEIN
WOMEN
OF CRYPTO

We know a rising star when we see one. It takes a serious amount of talent and determination to make it in the fintech industry, even more so in a bear market.

GOKHSHTEIN



Bee Founder & CEO Curtis Wood presents at Digital Mortgage.

National Mortgage News + digital mortgage 2019

bee

Mortgage App

> "We know a rising star when we see one. It takes a serious amount of talent and determination to make it in the fintech industry, even more so in a bear market."
>
> – Gokhshtein Magazine

FAQ

Q: How is this any different from Rocket Mortgage?

A: As with most "mobile" mortgage apps, you can't complete the entire mortgage process on their app and still have to interact with the loan officer, processor and others. Most "mobile" mortgage apps only provide a platform to submit a loan application then the process goes back to the old way of having to deal with people at the bank. Bee Mortgage App is being built from the ground up so that the consumer interfaces with the app only throughout the entire process, so you'll never have to speak with anyone and can have a true mobile mortgage experience.

Q: Can't Wells Fargo just come out with an app and put you out of business?

A: They could but it's not likely to happen. Incumbents copying a new market entrant's technology would prevent all marketplace disruption from occurring. Books-A-Million and others started selling books online after Amazon started but still couldn't stop the natural change online shopping brought. Just as Robinhood was able to create a mobile brokerage marketplace that was eventually copied, we're aiming to create a boutique mobile mortgage marketplace, acquire consumers looking for a true mobile mortgage experience, and grow from there. We believe eventually getting a mortgage will be so easy to do on your phone you wouldn't want to get it any other way. Currently, Wells Fargo and even Rocket Mortgage do not have brands synonymous with mobile mortgages leaving an opening for us to create a niche brand capturing this unrealized market.

Q: But won't people want to talk to their loan officer?

A: We're not after those people just as Carvanan and Robinhood app aren't after the person who wants to test drive the car before buying, or the investor who wants a personal relationship with their broker. If you want to deal directly with the bank and loan officer we're not for you. We're after the small but growing segment who wants to do everything on their phone.

Q: What if your customers want to speak with their loan officer?

A: Then they can call him or her. The loan officer's contact info will be given to the borrower on day 1.

Q: Is anybody else doing this with blockchain?

A: No. We've completed extensive patent and industry research and cannot find anyone who is using smart contracts for automating these mortgage origination processes like we are. There are post-close and mortgage tokenization companies but no one who is automating the front end loan origination processes on smart contracts or offering consumers a complete mobile mortgage experience.

Q: Why do you need to build it on blockchain?

A: Blockchain automates data driven human tasks. If we don't have a virtual loan officer validating the data our origination processes wouldn't be any different than other lenders. We'd possibly have enough of an advantage just offering a complete mobile experience but they'd still be working around banking hours and requiring humans to clear milestones and move files along the production line. In other words, no automation, the same way lenders do it now. This new automation architecture is a complete rebuild from the ground up that will allow the consumer to go through a majority of the loan origination process anytime, anywhere all from their phone without any back end human capital expense.

Q: What other apps have done similar things and disrupted their space?

A: The two most popular ones that disrupted a well extablish space were Robinhood, the complete mobile brokerage, and Carvana, the complete mobile car buying app. Scott Trade and eTrade, along with many other brokers, had mobile apps, but there was a reason consumers embraced Robinhood: its low cost (zero trading fees) and simplicity. Carvana was sure to get objections about people buying a car without test driving it first, but they're successful. Their growing primarily because they have taken an otherwise unpleasant experience (dealing with a car dealership and pushy salesman) and streamlined it into one easy to use mobile shopping experience. Both of these consumer profiles are the exact type of buyer who will try Bee Mortgage App.

Q: How will your loans be underwritten?

A: The same way each lender underwrites them now: through Fannie Mae's DU or Freddie Mac's LP automated underwriting system which are plugins to the loan origination software we and all lenders use. There is no blockchain automation for underwriting a home loan. Our loans will be insurable at time of funding so ensure adequate liquidity.

adequate liquidity.

Q: When will the company see revenue?

A: We release our MVP in Q1 2020 which will generate revenue from the aggregated consumer data. When marketed to buyers, each record will be sold to real estate agents and lenders for about $50 a piece. Our CAC is roughly $32.

Q: How/When will you be profitable?

A: We're forecasting the company will be profitable in 2021/2022 once we're lender live. Our 3X production capacity makes us immediately margin profitable compared with other lenders.

Q: Is licensing the app out an option?

A: Yes.

Q: What exits is the company entertaining?

A: All exits that provide a return to shareholder value.

Q: Will you always work remotely?

A: No, we plan on securing office space in Jacksonville, Florida in Q4 2020 before we go lender live.

Q: What does the big picture look like in the future?

A: We want to go public. In fact, we want to be the first blockchain STO company to have a public offering entirely on the blockchain—if that is the best mechanism for delivering shareholder value. We not only want to lower the cost of owning a home for the average family but want to share in the spoils with everyone. We believe the mobile device processing and download speed, and storage capacity, will make getting a mortgage so easy to do you can get one entirely on your phone. Positioning Bee Mortgage App ahead of that marketplace assumption is our strategic purpose.

Q: What type of token does your ecosystem require?

A: A utility token run on Stellar's main network.

Q: Will your token be offered for sale to the public?

A: We have no plans on doing that at this time.